

03 MAY 20 AM 7:21

6 May 2003



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in to an Open Briefing between corporatefile.com.au and Woodside's Chief Financial Officer, Mr Doug Bailey, in relation to the Company's adoption of Successful Efforts approach to accounting, lodged with the Australian Stock Exchange on 6 May 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 5/27

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000

6 May 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Open Briefing
Woodside CFO on Successful Efforts

Attached is the transcript of an Open Briefing conducted today between corporatefile.com.au and Woodside's Chief Financial Officer, Mr Doug Bailey, in relation to the Company's adoption of Successful Efforts approach to accounting.

ANTHONY NIARDONE
Assistant Company Secretary

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.


WOODSIDE
AUSTRALIAN ENERGY


open briefing

corporatefile.com.au

Woodside Petroleum Limited
1 Adelaide Terrace
Perth WA 6000

Date of Lodgement : 6-May-2003

Title : Open Briefing. Woodside. CFO on Successful Efforts

corporatefile.com.au
Woodside Petroleum Ltd announced in late 2002 that it will adopt the "Successful Efforts" approach to the treatment of exploration costs, effective the 2002 financial year. As a result of the changes, Woodside will now expense exploration costs unless they result in the discovery of commercial hydrocarbons. You've described this change as an appropriate move for the company at this stage of its development. Can you explain what you mean by this?

CFO Doug Bailey
By adopting the Successful Efforts approach to the treatment of exploration costs, we believe that it will present a clearer view of Woodside's financial performance and position. It will also make it easier to compare our financial performance and position with that of our international peers.

Until recent years, Woodside has focused mainly on the development and expansion of the North West Shelf Venture. Although we've successfully added to our asset portfolio in that time, we're now focused on growing beyond the current portfolio and, indeed, beyond Australia. Our increased exploration budgets reflect that strategy.

At our stage of development as an independent Exploration and Production (E&P) company, we believe that we're now in a position to be readily compared with our peers. The majority of our international peer E&P companies apply the Successful Efforts method when dealing with exploration expenditure.

corporatefile.com.au
Can you give more detail on what costs are included within "exploration costs" under the Successful Efforts approach?

CFO Doug Bailey
There are a number of stages during any exploration programme. The first stage is usually at the desktop level and an investment in seismic data. All exploration costs at that stage are expensed as they're incurred. The next stage is when exploration commences in a permit area. All costs incurred other than drilling are also expensed. Drilling costs will initially be capitalised pending the result of that drilling. This requirement to capitalise until drilling results are known may cause some volatility in the quarter to quarter expense outcomes. The level of such volatility will depend upon the nature and scheduling of the drilling programme. If the drilling does not encounter commercial hydrocarbons, all drilling costs are expensed. In the event of success, the capitalised drilling costs are carried forward against that field and the final stage, evaluation, commences. All evaluation costs, including appraisal drilling, would be capitalised. In the event of unsuccessful appraisal drilling, a review of the field will take place resulting in either a reduction in the field area, meaning a write-off of costs on the unsuccessful area, or confirmation that the field remains viable despite the unsuccessful appraisal well or, finally, in the worst case scenario, confirmation the whole area should be expensed.

When the evaluation stage is complete and a positive final investment decision has been made, the costs to date for that field are transferred from Exploration and Evaluation to Oil and Gas properties. Following development and commissioning, all costs are then depreciated and amortised against production revenues over the life of the project.

If we acquired an exploration permit or area from another party, the acquisition cost would be capitalised and subject to amortisation over the remaining life of the permit. The only exceptions to this are greenfield areas where the cost is expensed immediately or permits which contain known reserves, in which case the amortisation starts only when production commences.

corporatefile.com.au
You've mentioned that appraisal drilling is accounted for within the Successful Efforts approach. Presumably some appraisal drilling is included within operational budgets rather than within Woodside's exploration budget. Can you therefore distinguish between Woodside's forecast exploration budget for 2003 and the total expenditure for 2003 that will be accounted for under the Successful Efforts approach?

CFO Doug Bailey
That's right. Most appraisal wells drilled and other appraisal activities are included in the budgets of the operating units such as Australian Oil. So for the purposes of Successful Efforts accounting policy, we have to include the cost of the appraisal activities along with the exploration budget. Indeed, the total exploration and evaluation budget is subject to Successful Efforts.

Exploration expenditure for 2003, as previously forecast at $356 million, is the major component. The evaluation component is substantially lower but is higher than past years due to the advanced stage of a number of major projects such as Enfield,

Chinguetti and Otway. Both components will also be impacted by the acquisitions completed in 2003 for WA-255-P and Blacktip with these amounts being capitalised and subject to amortisation commencing immediately.

To aid in the understanding of this, Woodside's quarterly report has been modified to show expenditure on exploration and expenditure on evaluation as separate sub-totals.

corporatefile.com.au
The change in accounting approach led to a one-off charge of $715 million, after tax, in the 2002 accounts. What amount related to the 2002 year and what amount of expenditure was capitalised in 2002 under the Successful Efforts method?

CFO Doug Bailey
$71.6 million of the $715 million related to the 2002 year. In other words, that was the amount that we wrote off in addition to the amount that we would have written off under the old accounting policy. The total written off, $715 million, is essentially the difference between the old policy and the new policy. Of the total exploration and evaluation spend in 2002 of $269 million, $105 million was capitalised under the new policy.

corporatefile.com.au
For 2002, you've calculated that 38 percent of your total exploration and appraisal budgets were capitalised under Successful Efforts accounting. What proportion of exploration and appraisal budgets do you expect to be capitalised in future years under Successful Efforts accounting?

CFO Doug Bailey
We surveyed our international peers to determine benchmarks to apply to Successful Efforts accounting during our work on US GAAP. We found that the most common benchmark was to assume that 20 percent of exploration and appraisal budgets will be capitalised. It means that you would need a substantially higher drilling success rate than 20 percent in order to be able to achieve a 20 percent capitalisation rate on those budgets. Balanced against this is the expectation that a high proportion of evaluation costs will be capitalised due to the advanced nature of such projects.

corporatefile.com.au
To what extent will the move to Successful Efforts affect Woodside's total depreciation, depletion and amortisation charges (DD&A) in the future?

CFO Doug Bailey
As we've discussed, the change to Successful Efforts accounting led to a large reduction in carried forward exploration and evaluation expenditure. DD&A charges in future years will be reduced by a total of $715 million. That is an after tax figure. However, the impact on the DD&A charge in the next few years is small. That's because a high proportion of Woodside's projects impacted by the change won't be producing for a number of years and DD&A charges only commence when a field is producing.

For 2003, DD&A charges are forecast to reduce by $17 million, 2004 by $14 million, 2005 by $16 million and for 2006 and beyond by a total of $668 million. Those numbers are all after tax.

corporatefile.com.au
So, on balance, what will be the impact on future earnings?

CFO Doug Bailey
In the very long term there's no impact because it's only a timing difference with respect to exploration expenditure. You either capitalise it and write it off against a project as it produces or you write it off immediately. So we're talking about timing differences rather than permanent differences.

Compared with the old policy, there's no doubt that our earnings will be reduced in the short term unless our drilling success rate is at an unrealistically high level. But that will translate into higher earnings in the future when we'll have substantially reduced DD&A charges.

corporatefile.com.au
Adoption of the Successful Efforts approach will reduce future earnings in the short term and increase your PE multiple, all other things being equal. Although Successful Efforts clearly has no cash impact, the Australian share market still uses the PE multiple as a valuation method. How will you approach this potential problem? How should oil and gas E&P companies be valued?

CFO Doug Bailey
Generally if a company has a policy of writing off unsuccessful exploration and only capitalising successful exploration, the company can be undervalued if the analyst uses PE multiples rather than cash flow based methodologies. However, while the Australian share market uses the PE ratio as a measure for relative value, it is not as heavily relied upon in other share markets. One important valuation technique is to focus on how successful the company has been at exploration. A measure of success in that area is finding cost. Other measures tend to focus on profitability and margins generated from production before interest, tax, depreciation, amortisation and exploration costs. That is, EBITDAX. Then there's the reserve replacement ratio, which is an important measure of success for every resource company.

These are the measures most commonly used overseas. Our research has shown that the oil and gas E&P companies, for example in the US market, are evaluated more on cash flow margins and exploration success and that's how Woodside would like to be measured.

We're very conscious of the fact that this is a new approach for Australian investors to get used to. So we're determined to give them the appropriate numbers and ratios so they can properly assess Woodside's value and performance relative to our international peers. By the end of 2003 we're aiming to have all the appropriate numbers published on a regular basis. This should include details of the Successful Efforts approach on our website and the regular publishing of numbers such as EBITDAX, finding costs and reserve replacement ratios.

corporatefile.com.au
Likewise, the reduction in carried forward exploration and evaluation expenditure would

have lifted Woodside's gearing level. Will that have any impact on your ability to fund growth projects?

CFO Doug Bailey
Not at all. The gearing ratio is generally calculated as a ratio of net debt to net debt plus equity. To the extent that we're employing a more conservative accounting approach for the treatment of exploration costs, it will affect our gearing ratio in a strict accounting sense. However the move to Successful Efforts accounting has no affect on our cash flow or on our ability to service debt. Ratings agencies do not place a total reliance on the accounting gearing ratio to measure a company's financial position. It's only one of several measures employed and in fact, there are several more important measures such as the ability to service debt from cash flow. Woodside's cash flow generation remains very strong and is not impaired by the change in policy.

Both rating agencies which cover Woodside, Moody and Standard & Poor's, have confirmed that the move to Successful Efforts didn't affect our credit rating.

corporatefile.com.au
What about Woodside's ability to sustain a solid level of dividends and the ability to pay franked dividends?

CFO Doug Bailey
Again, the change to Successful Efforts accounting has no impact on our cash flow and therefore no impact on our ability to pay dividends. It also has no affect on our taxable income and therefore no impact on our ability to pay franked dividends.

As I've mentioned, Woodside's profit in the short term will be lower because of the move to Successful Efforts but that doesn't imply a lower dividend. We don't pay dividends purely on the basis of a payout ratio calculation. We calculate dividends on the basis of cash flow generation, cash position, capital requirements and the level of franking credits. None of these are affected by the change in exploration accounting policy.

corporatefile.com.au
Does the Successful Efforts approach discourage high risk, high reward exploration?

CFO Doug Bailey
No, I don't believe so. It does provide greater discipline but it also means that the level of exploration success impacts the bottom line a lot earlier than the previous policy.

corporatefile.com.au
What's the commerciality test under Successful Efforts and how will you treat discoveries which have been capitalised but are subsequently considered to be sub-commercial?

CFO Doug Bailey
All expenditure under Successful Efforts accounting is subject to a commerciality test. The commerciality test involves carrying out a discounted cash flow analysis on an area of interest where hydrocarbons have been discovered. If that analysis shows that the

hydrocarbons can be economically recovered, then the expenditure on that area of interest is capitalised but, if not, it's written off.

All exploration, evaluation and development expenditure on our balance sheet is subject to a valuation test every six months and if there's a shortfall then we'll write down the value of the asset.

corporatefile.com.au
You've stated that adopting the Successful Efforts approach will align Woodside with the approach used by most of the major E&P companies world-wide. Are there any differences between the Successful Efforts method used by US oil E&P companies and the method you're adopting?

CFO Doug Bailey
We don't believe that there are any material differences. There are a couple of differences caused by the incompatibility of Australian GAAP to US GAAP. The main difference is the situation where an appraisal well is drilled after a successful exploration well but it turns out to be dry due to the presence of faults for example. In that case we will capitalise the cost as long as it doesn't alter the economics of that field but we will expense it if it does. The US standard would result in an immediate expense.

Then there are certain costs incurred after the point of success that are written off under the US standard such as administration costs. However, under the Australian accounting standard, we're required to capitalise that expenditure because we've created an area of interest. Having said that, all expenditure is still subject to the evaluation test and we don't believe any of these differences are material.

corporatefile.com.au
Thank you Doug.

For previous Woodside Open Briefings visit www.corporatefile.com.au

For further information on Woodside Petroleum Limited visit www.woodside.com.au